Exhibit 4.1

[VFC Partners 4 Letterhead]

May 25, 2010

Lowell S. Dansker

President and CEO

Intervest National Bank

One Rockefeller Plaza, Suite 400

New York, New York 10020-2002

Re:	Sale of Additional Parcel of Real Estate Pursuant to that Certain Asset Purchase Agreement, dated as of May 25, 2010 (the “Asset Purchase Agreement”), by and among Intervest National Bank (the “Bank”), Intervest Mortgage Corporation (“IMC” and, together with the Bank, the “Sellers”) and VFC Partners 4 LLC (the “Buyer”)

Dear Mr. Dansker:

This letter is to document our agreement with respect to the purchase and sale of all of the outstanding equity interests of Cincy Office Properties, LLC (the “LLC Interests”), which owns the real estate located at Holiday Office Park, 801 West Eighth Street, Cincinnati, Ohio (the “Property”). As we discussed, it is not possible to include the Property in the closing of the transactions contemplated by the Asset Purchase Agreement. Nevertheless, we have agreed to purchase the Property, and you have agreed to sell us the Property in accordance with the following terms and conditions:

1. The purchase and sale of the LLC Interests will be governed by the Asset Purchase Agreement; provided, however, that in applying the terms of the Asset Purchase Agreement to the purchase and sale of the LLC Interests, all references to the “Closing” or “Closing Date” in the Asset Purchase Agreement shall be deemed to refer to the closing of the purchase and sale of the LLC Interests. Each party is deemed to have made all of the representations and warranties set forth in the Asset Purchase Agreement, provided that representations and warranties with respect to assets are made on the date hereof and on the date of the consummation of the purchase and sale of the LLC Interests only with respect to the LLC Interests and the Property.

2. The closing of the sale of the Property will be subject to the conditions to closing set forth in the Asset Purchase Agreement. In addition, Värde will not be obligated to purchase the Property until Värde has received a Phase II assessment of the Property conducted in accordance with ASTM Standard E 1527-97 or any successor thereto published by the American Society for Testing and Materials Standard, the contents of which shall be acceptable to Värde in its sole discretion. In the event that such Phase II assessment reveals that the environmental condition of the Property is unacceptable to Värde in any way, Värde shall not be obligated to purchase the Property.

Lowell S. Dansker

May 25, 2010

3. At the closing of the purchase and sale of the LLC Interests:

(a) the Sellers shall deliver to the Buyer: (i) appropriately executed documents evidencing the transfer of the LLC Interests to the Buyer; and (ii) a Title Insurance Policy (as defined in the Asset Purchase Agreement) relative to the Property; and

(b) the Buyer shall deliver to the Seller $5,920,819 by wire transfer.

4. Upon the closing of the purchase and sale of the LLC Interests, Schedule A to the Asset Purchase Agreement shall be deemed amended by adding the LLC Interests and the Property to such schedule.

5. If the closing of the sale of the LLC Interests does not occur on or before June 7, 2010, the rights and obligations of each party as set forth in this letter shall terminate and be of no further effect.

This letter is binding on and inures to the benefit of the parties’ successors and permitted assigns under the Asset Purchase Agreement.

This letter May 25 be executed in multiple counterparts which, when taken together, shall constitute one and the same agreement.

This letter and the rights and obligations of the parties under it (including any non-contractual obligations) shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,
VFC PARTNERS 4 LLC

Jim Holmes, Executive Vice President

ACKNOWLEDGED AND ACCEPTED:

INTERVEST NATIONAL BANK

By:	/s/ Lowell S. Dansker
Name:	Lowell S. Dansker
Title:	Chief Executive Officer